KRAMERLEVINNAFTALIS&FRANKELLLP

                                October 6, 2006

VIA EDGAR AND BY FEDERAL EXPRESS

Ms. Angela J. Crane
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0510

Re:	Nephros, Inc.
                Form 10-KSB for the fiscal year ended December 31, 2005
            Filed April 20, 2006
                File No. 1-32288

Dear Ms. Crane:

Reference is made to the letter dated September 8, 2006 (the “Comment Letter”) to Mr. Mark Lerner, Chief Financial Officer of Nephros, Inc. (the “Company”), setting forth the additional comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 10-KSB filed by the Company on April 20, 2006 (the “Form 10-KSB”) with the Securities and Exchange Commission (the “Commission”) as well as the Company’s Form 10-QSB for the period ended June 30, 2006 (the “Form 10-QSB”) that was filed by the Company on August 22, 2006 with the Commission.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the applicable comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. We are also sending courtesy copies of this letter to you by Federal Express.

Form 10-KSB for the year ended December 31, 2005

Note 5. Stockholder’s Equity and Redeemable Convertible Preferred Stock, page F-13

1.
Please refer to prior comment 6. We note in your response that the potential damage that investors could suffer is “an unspecified amount.” Please discuss and revise future filings to disclose the significant terms of your Registration

KRAMERLEVINNAFTALIS&FRANKELLLP
Ms. Agnela J. Crane
October 6, 2006

Rights Agreement, including circumstances under which you would be required to pay penalties and any penalties you have incurred to date.

The Company’s prior response did not intend to assert, in the present tense, that the potential damage that Investors (that is, the Company’s counterparties under the Registration Rights Agreement, dated as of May 17, 2000 and amended and restated as of June 26, 2003 (the “Registration Rights Agreement”)) could suffer is “an unspecified amount.” To the contrary, at the time the Company filed its Form 10-KSB, the potential damages that the Investors could suffer as a result of such breach “ranged from $0 to an unspecifiable amount.” As described in the Company’s prior response, subsequent events (i.e., the trading prices of the Company’s common stock) removed the uncertainty and the Company was able to determine that no damages had, in fact, resulted from the breach.

The Registration Rights Agreement does not provide for any “penalties” (or liquidated damages), and, accordingly, the Company has not incurred any. The potential damages referred to in the Company’s Form 10-KSB and further described in the Company’s prior response would have arisen under contract law as a result of the Company’s breach of its covenant in the Registration Rights Agreement to comply with all of the reporting requirements of the Exchange Act.

The Company has disclosed the significant terms of the Registration Rights Agreement in the Company’s registration statement on Form S-1, declared effective on September 20, 2004 (the “Form S-1”). These terms are discussed under the captions “Description of Securities” and “Shares Eligible for Future Sale.” Furthermore, the Company publicly filed the Registration Rights Agreement itself as Exhibit 10.4 to the Form S-1, and the same was incorporated by reference in the Company’s Form 10-KSB as Exhibit 10.4 thereto and will be incorporated by reference in the Company’s future filings as well.

Form 10-Q for the period June 30, 2006

Note 5. Convertible Notes due 2012

2.
Please tell us and revise future filings to disclose the significant terms of the convertible note, warrants, extensions or modifications and the related registration rights agreements. Significant terms include settlement alternatives and the party that controls settlement, conversion rates, registration rights penalties, as well as caps and floor on those rates and penalties. Please also tell us and disclose how you accounted for the original issuance of the convertible notes, warrants and registration rights agreement and any subsequent modifications. Cite the accounting literature upon which you relied and explain in detail how you applied that literature to the terms of your agreements. The

KRAMERLEVINNAFTALIS&FRANKELLLP
Ms. Agnela J. Crane
October 6, 2006

response should address the accounting for the host contract, any embedded derivatives and the warrants, including classification and valuation of each.

Disclosure regarding Convertible Notes due 2012

The Company will include the below revised disclosure in future filings. The Company notes that the registration rights agreement described below does not provide for any “penalties” (or liquidated damages) and that the exercise price of the Prepayment Warrants has neither a cap nor a floor. Accordingly, the Company does not believe that disclosure of such matters is required.

In June 2006, the Company entered into subscription agreements with certain investors who purchased an aggregate of $5,200,000 principal amount of 6% Secured Convertible Notes due 2012 (the “Notes”) issued by the Company for the face value thereof. The Company closed on the sale of the first tranche of Notes, in an aggregate principal amount of $5,000,000, on June 1, 2006 (the “First Tranche”) and closed on the sale of the second tranche of Notes, in an aggregate principal amount of $200,000, on June 30, 2006 (the “Second Tranche”). The Notes are secured by substantially all of the Company’s assets.

The Notes accrue interest at a rate of 6% per annum, compounded annually and payable in arrears at maturity. Subject to certain restrictions, principal and accrued interest on the Notes are convertible at any time at the holder’s option into shares of the Company’s common stock, at an initial conversion price of $2.10 per share (subject to anti-dilution adjustments upon the occurrence of certain events). There is no cap on any increases to the conversion price. The conversion price may not be adjusted to an amount less than $0.001 per share, the current par value of the Company’s common stock. The Company may cause the Notes to be converted at their then effective conversion price, if the common stock achieves average last sales prices of at least 240% of the then effective conversion price and average daily volume of at least 35,000 shares (subject to adjustment) over a prescribed time period. In the case of an optional conversion by the holder or a compelled conversion by the Company, the Company has 15 days from the date of conversion to deliver certificates for the shares of common stock issuable upon such conversion. As further described below, conversion of the Notes is restricted, pending stockholder approval.

The Company may prepay outstanding principal and interest on the Notes at any time. Any prepayment requires the Company to pay each holder a premium equal to 15% of the principal amount of the Notes held by such holder receiving the prepayment if such prepayment is made on or before June 1, 2008, and 5% of the principal amount of the Notes held by such holder receiving prepayment in connection with prepayments made thereafter. In addition to the applicable prepayment premium, upon any prepayment of the Notes occurring on or before June 1, 2008 or any prepayment of less than all of the outstanding principal thereafter, the Company must issue the holder of such Notes warrants (“Prepayment Warrants”) to purchase a quantity of common stock equal to three shares for every $20 principal amount of Notes prepaid at an exercise price of $0.01 per share (subject to adjustment). Upon issuance, the Prepayment Warrants would expire on June 1, 2012.

KRAMERLEVINNAFTALIS&FRANKELLLP
Ms. Agnela J. Crane
October 6, 2006

Unless and until its stockholders approve the issuance of shares of common stock in excess of such amount, the number of shares of common stock issuable upon conversion of the First Tranche of Notes and exercise of the Prepayment Warrants related thereto, in the aggregate, is limited to 2,451,280 shares, which equals approximately 19.9% of the number of shares of common stock outstanding immediately prior to the issuance of the Notes. The Company will not issue any shares of common stock upon conversion of the Second Tranche of Notes or exercise of any Prepayment Warrants that may be issued pursuant to such Notes until its stockholders approve the issuance of shares of common stock upon conversion of the Notes and exercise of the Prepayment Warrants as may be required by the applicable rules and regulations of the AMEX.

In connection with the sale of the Notes, the Company has entered into a registration rights agreement with the investors pursuant to which the Company granted the investors two demand registration rights and unlimited piggy-back and short-form registration rights with respect to the shares of common stock issuable upon conversion of the Notes or exercise of Prepayment Warrants, if any.

Subject to terms and conditions set forth in the Notes, the outstanding principal of and accrued interest on the Notes may become immediately due and payable upon the occurrence of any of the following events of default: the Company’s failure to pay principal or interest on the Notes when due; certain bankruptcy-related events with respect to the Company; material breach of any representation, warranty or certification made by the Company in or pursuant to the Notes, or under the registration rights agreement or the subscription agreements; its incurrence of Senior Debt (as defined in the Notes); the acceleration of certain of the Company’s other debt; or the rendering of certain judgments against the Company.

Accounting

The Company assessed whether there were any embedded derivatives in the Notes that should be bifurcated and recorded on its books. In performing this assessment the Company reviewed Statement of Financial Accounting Standards No. (“SFAS”) 133, Derivatives Issues Group (“DIG”) Issue A12, DIG B38, Emerging Issue Task Force (“EITF”) 00-19, EITF 01-06, EITF 05-2 and FASB Interpretation Number (“FIN”) 39. See discussion below for further information.

Paragraph 12 of SFAS 133 provides that an embedded derivative shall be separated from the host contract and accounted for as a derivative instrument if and only if all of the following criteria are met:

(a)	The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract;

(b)
The contract (“hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur; and

KRAMERLEVINNAFTALIS&FRANKELLLP
Ms. Agnela J. Crane
October 6, 2006

(c)
A separate instrument with the same terms as the embedded instrument would, pursuant to paragraphs 6-11 of SFAS 133, be a derivative instrument subject to the requirements of SFAS 133. However, this criterion is not met if the separate instrument with the same terms as the embedded derivative instrument would be classified as a liability under the provisions of SFAS 150 but would be classified in stockholders’ equity absent the provisions in SFAS 150.

In connection with the respective conversion features provided to the holder and issuer of the Notes, the Company determined that each such conversion feature would not be clearly and closely related to the economic characteristics and risks of the host instrument, as described in paragraph 12(a) of SFAS 133, and further clarified in paragraph 61(k) of SFAS 133 because changes in fair value of an equity interest and the interest rates on the debt instrument are not clearly and closely related. Furthermore, the Company concluded that the hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur, and therefore paragraph 12(b) of SFAS 133 would also be met. The Company then considered whether the criteria for separation of an embedded derivative from a host contract set forth in paragraph 12(c) of SFAS 133 was met by the two conversion features of the Notes. The Company considered each of the Notes’ conversion features on a standalone basis and concluded that, while they both meet the notional amount, underlying, and initial net investment characteristics, the conversion at the election of the holder fails to meet the criteria in paragraph 6(c) of SFAS 133, which relate to net settlement. Specifically, the Company determined that such conversion feature fails to meet the requirement that “its terms require or permit net settlement, it can readily be settled net by any means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.” On the other hand, the Company determined that the conversion at the election of the Company may satisfy this requirement regarding net settlement.

The conversion features of the Notes convert outstanding debt into the Company’s own common stock. The Company is a public company, and this potentially provides the holder with a means to net settle their shares in the market place. However, DIG Issue A12, which addresses the impact of daily transaction volume on assessment of whether an asset is readily convertible to cash, states, in part, that the term readily convertible to cash refers to assets that “have (i) interchangeable (fungible) units and (ii) quoted prices available in an active market that can rapidly absorb the quantity held by the entity without significantly affecting the price.” The aggregate principal amount of the Notes issued is $5,200,000. If the Note holders were to exercise their conversion options (at $2.10 per share), then they would be entitled to an amount of common stock that would not be readily rapidly absorbed by the market. The Company reviewed the historical trading volume of its common stock, noting that the average daily trading volume for the five months preceding the initial Notes’ issuance was approximately 13,800 shares; and that the average daily trading volume has declined somewhat since then. Based on this trading volume, the Company does not consider the first conversion feature, the one at the

KRAMERLEVINNAFTALIS&FRANKELLLP
Ms. Agnela J. Crane
October 6, 2006

election of the holders of the Notes, to be a derivative because it is does not meet the criteria for net settlement.

However, the Company notes that the exercise of the second conversion feature - the one at the election of the Company - is contingent upon increased trading volume and share prices, which could permit net settlement based upon the criteria in DIG Issue A12. Therefore, the Company believes that since such feature would appear to meet the three characteristics of a derivative if it were freestanding, it must be evaluated to determine if it would meet any of the scope exceptions on a freestanding basis, particularly the scope exception for instruments that are indexed to a company’s own stock and classified as equity. The Company determined that, under EITF 01-6, such conversion feature of the Notes is indexed to the Company’s own Stock because it is not based on (a) an observable market, other than the market for the Company’s stock or (b) an observable index, other than those calculated or measured solely by reference to the Company’s own operations. Additionally, once the conversion events occur, the instrument’s settlement amount is based solely on the issuer’s stock. Because such settlement amount is indexed to the Company’s stock, the Company referred to EITF 00-19 to assess whether or not such freestanding derivative would be classified in stockholder’s equity. The conversion feature in question would require the Company to provide the holder with shares as physical settlement for the debt contract. Additionally, since the Note would be considered to be a “conventional convertible debt instrument” as discussed in EITF 05-2, the Company concluded that, under EITF 00-19, such conversion feature would be classified as permanent equity if it were considered on a freestanding basis. As a result, paragraph 12(c) of SFAS 133 is not met because, when the conversion feature is separated from the host contract and held by the issuer, it would be scoped out of SFAS 133 based on paragraph 11(a) of SFAS 133 and would not be considered a derivative, notwithstanding its satisfaction of the requirement of net settlement.

As a result, the Company concluded that neither of the convertible features would be considered derivatives under paragraphs 6-11 of SFAS 133 when considered as a separate instrument under paragraph 12(c) of SFAS 133, and therefore would not be bifurcated from the Notes.

The third and final embedded instrument of the Notes relates to a prepayment feature that requires the Company to issue common stock purchase warrants to the Note holders for partial consideration of certain Note prepayments that the Note holders may demand under certain circumstances. Pursuant to section 2(b) of the Notes, the Company must offer the Note holders the option (the “Holder Prepayment Option”) of prepayment (subject to applicable premiums) of their Notes, if the Company completes an asset sale in excess of $250,000 outside the ordinary course of business (a “Major Asset Sale”), to the extent of the net cash proceeds of such Major Asset Sale. Any prepayment of Notes (whether at the Company’s election or at the holder’s election following a Major Asset Sale) is subject to a prepayment premium and, in connection with any prepayment on or before June 1, 2008 or any prepayment of less than all of the outstanding principal thereafter, the Company must issue to each holder a Prepayment Warrant

KRAMERLEVINNAFTALIS&FRANKELLLP
Ms. Agnela J. Crane
October 6, 2006

exercisable to purchase three shares of common stock for every $20 principal amount of such holder’s Notes that are prepaid.

The Company believes that, under paragraph 12(a) of SFAS 133, the economic characteristics and risks of the Holder Prepayment Option would not be considered clearly and closely related to the economic characteristics and risks of the Notes, because it does not meet the requirement of paragraph 13(b)(2) of SFAS 133 which states the following:

For each of the possible interest rate scenarios under which the investor’s initial rate of return on the host contract would be doubled (as discussed under paragraph 13(b)(1)), the embedded derivative would at the same time result in a rate of return that is at least twice what otherwise would be the then current market rate of return (under each of those future interest rate scenarios) for a contract that has the same terms as the host contract and that involves a debtor with a credit quality similar to the issuer’s credit quality at inception.

Upon a Major Asset Sale, the holder could exercise the Holder Prepayment Option and earn a premium of up to 15% along with Prepayment Warrants. Such proceeds, if obtained shortly after the Note’s issuance, could potentially double the investor’s initial rate of return on the Note. As such, the Company concluded that the economic characteristics and risks of the Holder Prepayment Option are not clearly and closely related to the economic characteristics and risks of the Notes, thus satisfying the criterion of paragraph 12(a) of SFAS 133.

The Company believes that paragraph 12(b) of SFAS 133 is met because the debt contract and prepayment feature contained within are not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

In consideration of paragraph 12(c) of SFAS 133, the Company believes that the Holder Prepayment Option is severable from the Notes, because it has one or more underlyings, requires no separate initial net investment and its terms require or permit net settlement. In consideration of DIG B38, the Company has determined that the potential settlement of the Company’s obligation to each Note holder that would occur upon exercise of such Note holder’s Holder Prepayment Option meets the net settlement criterion in paragraph 9(a) of SFAS 133. Consequently, the Company has determined that the Holder Prepayment Option is an embedded derivative to be bifurcated from the Notes.

Other Considerations

Because the conversion features of the Notes described above were not “in-the-money” on an intrinsic value basis as of the commitment date, the Company has concluded that they do not create a beneficial conversion feature. Accordingly, the Company has found EITF 98-5 and EITF 00- 27, which provide further guidance on the accounting for beneficial conversion features, to be not applicable to the Notes.

KRAMERLEVINNAFTALIS&FRANKELLLP
Ms. Agnela J. Crane
October 6, 2006

Although the Company has identified the Holder Prepayment Option as an embedded derivative to be bifurcated from the host contract Notes under SFAS 133, consideration was given to the value of such derivative upon bifurcation and the overall impact to the Company’s financial statements.

The Company concluded that the value of such derivative would be immaterial at June 30, 2006 and, accordingly, did not record any amount related to such derivative within its consolidated financial statements. In reaching this conclusion, the Company considered the likelihood of consummating a Major Asset Sale after which the Note holders would actually exercise the Holder Prepayment Option. Also, in reaching this conclusion, the Company considered FIN 39 and concluded that, if a separate derivative liability were recorded, there would be no impact on the consolidated balance sheet as the fair value of the derivative would be included within the same line item as the Notes on the consolidated balance sheet. Accordingly, the Company believes that the only impact of bifurcating the derivative would effectively be an Income Statement classification change, with the related change in fair value of the derivative flowing through earnings. Finally, the Company concluded that, because the value of the derivative is de minimus, the impact to the Income Statement of bifurcating it from the Note would also be immaterial.

We note that the Staff’s comment also asked about the registration rights agreement entered into in connection with the sale of the Notes (the “Notes Registration Rights Agreement”). The Company believes that the penultimate paragraph of the proposed disclosure regarding the Notes set forth above describes the significant terms of the Notes Registration Rights Agreement. We note that the Notes Registration Rights Agreement does not provide for any “penalties” (or liquidated damages) for breach thereof by the Company. The Company does not believe that any separate accounting for the Notes Registration Rights Agreement is appropriate.

Item 5. Other Information

3.	Please tell us when you plan to file your amended Form 10-QSB for the first quarter ended March 31, 2006.

The Company plans to file its amended Form 10-QSB for the fiscal quarter ended March 31, 2006 on or about October 13, 2006.

KRAMERLEVINNAFTALIS&FRANKELLLP
Ms. Agnela J. Crane
October 6, 2006

Kindly acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed pre-addressed, postage pre-paid envelope. If you have any questions or comments regarding the responses set forth herein, please do not hesitate to contact me at (212) 715-9367.

                Sincerely,

                /s/ David M. Zlotchew
                David M. Zlotchew

cc: Mark Lerner, CFO
  Nephros, Inc.